Exhibit 99.5

RESTRICTED STOCK UNIT AWARD AGREEMENT

FOR COMPANY EMPLOYEES

UNDER GLOBAL BLOOD THERAPEUTICS, INC.

2017 INDUCEMENT EQUITY PLAN

Name of Grantee:

No. of Restricted Stock Units:

Grant Date:

Vesting Commencement Date:

Pursuant to the Global Blood Therapeutics, Inc. 2017 Inducement Equity Plan as amended through the date hereof (the “Plan”), Global Blood Therapeutics, Inc., a Delaware corporation (the “Company”), hereby grants an award of the number of Restricted Stock Units listed above (an “Award”) to the Grantee named above. Each Restricted Stock Unit shall relate to one share of Common Stock, par value $0.001 per share (the “Stock”) of the Company. For the avoidance of doubt, the Award is not issued under the Company’s 2015 Stock Option and Incentive Plan, and does not reduce the share reserve under such equity plan. This Award is granted as an “employment inducement award” pursuant to the exemption provided by Rule 5635(c)(4) of the Marketplace Rules of the NASDAQ Stock Market, Inc.

1. Restrictions on Transfer of Award. This Award may not be sold, transferred, pledged, assigned or otherwise encumbered or disposed of by the Grantee, and any shares of Stock issuable with respect to the Award may not be sold, transferred, pledged, assigned or otherwise encumbered or disposed of until (i) the Restricted Stock Units have vested as provided in Paragraph 2 of this Agreement and (ii) shares of Stock have been issued to the Grantee in accordance with the terms of the Plan and this Agreement.

2. Vesting of Restricted Stock Units. The restrictions and conditions of Paragraph 1 of this Agreement shall lapse as follows:                      (each such date, a “Vesting Date”), so long as the Grantee remains an employee or other service provider (including a consultant) of the Company or a Subsidiary on such Dates. The Administrator may at any time accelerate the vesting schedule specified in this Paragraph 2.

3. Termination of Employment or Service Relationship. If the Grantee’s employment by or other service relationship with the Company and its Subsidiaries terminates for any reason (including death or disability) prior to the satisfaction of the vesting conditions set forth in Paragraph 2 above, any Restricted Stock Units that have not vested as of such date shall automatically and without notice terminate and be forfeited unless the Administrator otherwise determines, in its sole discretion, within three months following the date of termination, to accelerate all or any portion of such unvested Restricted Stock Units, and neither the Grantee nor any of his or her successors, heirs, assigns, or personal representatives will thereafter have any further rights or interests in such unvested Restricted Stock Units.

4. Issuance of Shares of Stock. As soon as practicable following each Vesting Date (but in no event later than two and one-half months after the end of the year in which the Vesting Date occurs), the Company shall issue to the Grantee the number of shares of Stock equal to the aggregate number of Restricted Stock Units that have vested pursuant to Paragraph 2 of this Agreement on such date and the Grantee shall thereafter have all the rights of a stockholder of the Company with respect to such shares.

5. Incorporation of Plan. Notwithstanding anything herein to the contrary, this Agreement shall be subject to and governed by all the terms and conditions of the Plan, including the powers of the Administrator set forth in Section 2(b) of the Plan. Capitalized terms in this Agreement shall have the meaning specified in the Plan, unless a different meaning is specified herein.

6. Tax Withholding. The Grantee shall, not later than the date as of which the receipt of this Award becomes a taxable event for Federal income tax purposes, pay to the Company or make arrangements satisfactory to the Administrator for payment of any Federal, state, and local taxes required by law to be withheld on account of such taxable event. [The Company may, in its sole discretion, satisfy all or any portion of such withholding obligations relating to this Award by any of the means or by a combination of such means described in this Paragraph 6, subject to the other terms set forth herein. Provided that the Grantee makes an advance election, in accordance with procedures established by the Company (including its applicable insider trading policies), prior to the date upon which any portion of the Award vests to satisfy withholding obligations, as to which means or combination of means permitted hereunder Grantee elects, the Company shall allow the Grantee through a mandatory arrangement at a brokerage firm designated by the Company that is a member of the Financial Industry Regulatory Authority (a “FINRA Dealer”) to irrevocably elect any of the following means or a combination of such means to satisfy such withholding obligations: (i) withholding from a “same day sale” commitment with the FINRA Dealer whereby the Grantee irrevocably elects to sell a portion of the shares of Stock to be delivered in connection with the settlement of this Award to satisfy such withholding obligation and the Grantee also elects to sell the remaining shares of Stock, and whereby the FINRA Dealer irrevocably commits to forward the proceeds necessary to satisfy the withholding obligation directly to the Company and to forward the remaining cash proceeds to the Grantee; (ii) causing the Grantee to tender a cash payment; or (iii) permitting the Grantee to enter into a “same day sale to cover commitment” with the FINRA Dealer whereby the Grantee irrevocably elects to sell a portion of the shares of Stock to be delivered in connection with the settlement of this Award to satisfy such withholding obligation and whereby the FINRA Dealer irrevocably commits to forward the proceeds necessary to satisfy the withholding obligation directly to the Company. If the Grantee fails to make an election in advance as required by the Company’s procedures, or if the Company’s insider trading compliance officer determines that the Company’s insider trading policies and procedures would prohibit or prevent the Grantee from making any such election, the Grantee shall be deemed to have elected the “same day sale commitment” method under clause (iii) of this Paragraph 6 to satisfy Grantee’s withholding obligations.]1 [The Grantee’s required minimum tax withholding obligation shall be satisfied by withholding a number of shares of Stock with an aggregate Fair Market Value equal to such minimum tax withholding obligation.]2

[1]	Bracketed language for non-Section 16 officers except as provided in footnote 2.
[2]	Bracketed sentence for Section 16 officers; may be used for non-Section 16 officers with approval by the Compensation Committee.

7. Section 409A of the Code. This Agreement shall be interpreted in such a manner that all provisions relating to the settlement of the Award are exempt from the requirements of Section 409A of the Code as “short-term deferrals” as described in Section 409A of the Code.

8. No Obligation to Continue Employment. Neither the Company nor any Subsidiary is obligated by or as a result of the Plan or this Agreement to continue the Grantee in employment and neither the Plan nor this Agreement shall interfere in any way with the right of the Company or any Subsidiary to terminate the employment of the Grantee at any time.

9. Integration. This Agreement constitutes the entire agreement between the parties with respect to this Award and supersedes all prior agreements and discussions between the parties concerning such subject matter.

10. Data Privacy Consent. In order to administer the Plan and this Agreement and to implement or structure future equity grants, the Company, its subsidiaries and affiliates and certain agents thereof (together, the “Relevant Companies”) may process any and all personal or professional data, including but not limited to Social Security or other identification number, home address and telephone number, date of birth and other information that is necessary or desirable for the administration of the Plan and/or this Agreement (the “Relevant Information”). By entering into this Agreement, the Grantee (i) authorizes the Company to collect, process, register and transfer to the Relevant Companies all Relevant Information; (ii) waives any privacy rights the Grantee may have with respect to the Relevant Information; (iii) authorizes the Relevant Companies to store and transmit such information in electronic form; and (iv) authorizes the transfer of the Relevant Information to any jurisdiction in which the Relevant Companies consider appropriate. The Grantee shall have access to, and the right to change, the Relevant Information. Relevant Information will only be used in accordance with applicable law.

11. Notices. Notices hereunder shall be mailed or delivered to the Company at its principal place of business and shall be mailed or delivered to the Grantee at the address on file with the Company or, in either case, at such other address as one party may subsequently furnish to the other party in writing.

GLOBAL BLOOD THERAPEUTICS, INC.

By	:
Name:
Title:

The foregoing Agreement is hereby accepted and the terms and conditions thereof hereby agreed to by the undersigned. Electronic acceptance of this Agreement pursuant to the Company’s instructions to the Grantee (including through an online acceptance process) is acceptable.

Dated:

Grantee’s Signature

Grantee’s name and address:

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